Exhibit 99.1

Origin Agritech Limited Announces Change in Board of Directors and Acting Chief Financial Officer

BEIJING--(BUSINESS WIRE)--January 8, 2010--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a leading technology-focused supplier of crop seeds in China, today announced that the company has approved of Dr. Yingqi Xia and Dr. James Kang as a members of the Board of Directors effective January 1, 2010. Dr. Yingqi Xia has been nominated for election to the Board of Directors of the Company to replace Mr. Steven Urbach, who has completed his contracted term as a director for the company. Dr. James Kang has been nominated for election to the Board of Directors of the Company to replace Mr. Dafang Huang, who has also completed his contracted term as a director for the company. The company is grateful for Steven and Dafang’s broad based experience and service to the company since 2005.

Dr. Yingqi Xia will bring his considerable and relevant experience in the Company and within the Chinese economic development community. Dr. Xia sits as the Executive Deputy Director of Zhongguancun Science Park, the largest high-tech zone in China. Previous to his position as the Executive Deputy Director, Dr. Xia worked as the Division Chief for the World Bank Department in the Ministry of Finance in the People’s Republic of China and in the Chinese Embassy to the United States. Prior to this, Dr. Xia received his PhD. degree from University of Ottawa, Canada. The Company is honored and excited to welcome a director with Dr. Xia’s stature and strong government relationships to the board.

Dr. James Kang will bring his considerable and relevant experience in the Company and within the international biotech research community. Dr. Kang sits as the Professor and Distinguished University Scholar for the Departments of Medicine, and Pharmacology and Toxicology, for University of Louisville School of Medicine as well as the National Specialist Professor and Director for Regenerative Medicine Research Center in West China Hospital, Sichuan University in China. Dr. Kang has also served as President and CEO of InnoRem, Inc. and President of International Organization of Life Science and Biotechnology. Prior to this, Dr. Kang received his PhD. Degree from Iowa State University and was a post graduate at Cornell University Medical College in New York. The Company is honored and excited to welcome a director with Dr. Kang’s expertise in the biotechnology arena to the board.

Additionally, Mr. Irving H. Kau has been appointed as Acting Chief Financial Officer from his Vice President of Finance position. Mr. Yasheng Yang, formerly Acting Chief Financial Officer and Vice Chairman of the Board will still remain as Vice Chairman of the Board of Directors and remain involved in the company. The company congratulates Mr. Kau on his exceptional service and noteworthy experience, and is honored to have him continue on as Acting Chief Financial Officer following over 3 years of consistent service within the company. Mr. Kau has extensive work experience working in both global public equity and global private equity in conjunction with Asia-Pacific based companies. During his work experience, he has worked on the buy-side, sell-side, and company side. Prior to his work as Vice President of Finance for Origin Agritech, Mr. Kau worked with Chardan Capital, Merriman Curhan Ford, and Strategic Growth Incorporated, where he firm took senior management positions in invested portfolio companies. He also completed course work at University of Southern California towards a PhD. in Business Strategy. With a background in both finance and genetics while publishing several peer reviewed academic papers, Mr. Kau received undergraduate degrees from Johns Hopkins University and a graduate degree from Rice University, where he received the Jones Partners Scholarship (merit-based) to attend. Mr. Kau is a member of MENSA and The Global Finance Leadership Team of The Global Leader Groups.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on March 23, 2009. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving H. Kau, +011-86-136-8108-0243 or +1-949-726-8101
Acting Chief Financial Officer
Irving.kau@originseed.com.cn